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                                February 8, 2023

       Gast  n Paladini
       Chief Executive Officer
       Moolec Science SA
       17, Boulevard F.W. Raiffeisen
       L-2411 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Moolec Science SA
                                                            Registration
Statement on Form F-1
                                                            Filed on January
27, 2023
                                                            File No. 333-269439

       Dear Gast  n Paladini:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed January 27, 2023

       Cover Page

   1. For each of the shares being registered for resale, disclose the price that the selling securityholders paid
for such shares or warrants overlying such shares.
   2. Disclose the exercise prices of the warrants compared to the market price of the underlying securities.
If the warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on
 Gast  n Paladini
FirstName LastNameGast  n Paladini
Moolec Science  SA
Comapany8,NameMoolec
February   2023       Science SA
February
Page 2 8, 2023 Page 2
FirstName LastName
         the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors, page 22

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
70

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that BG Farming Technologies Limited, and Union Group Ventures
         Ltd., beneficial owners of almost 80% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
7. Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how
 Gast  n Paladini
FirstName LastNameGast  n Paladini
Moolec Science  SA
Comapany8,NameMoolec
February   2023       Science SA
February
Page 3 8, 2023 Page 3
FirstName LastName
         such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
Signatures, page II-5

8. Please revise to identify the individuals signing in the capacities of your principal executive officer, principal financial officer, and principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form F-1. Additionally tell us where
         Form F-1 requires that the document be signed by the "Global Controller," or alternatively revise to remove this signature.
General

9. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale, including the price for warrants overlying such shares.
         Highlight any differences in the current trading price, the prices that the Sponsor or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
10. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistences. Non-exclusive examples of areas where disclosure should be updated are as follows:

                Disclosure on page 12 states that, "In order to provide payment for any costs related to the dispute with EarlyBird, the Sponsor agreed to place certain Ordinary Shares owned by the Sponsor into an escrow account as soon as practicable after Closing.
              Such shares would be transferred to the Company in the event such costs exceed certain thresholds that have been agreed between the Sponsor and the Company."
              Update your disclosure to describe the current status of this dispute and escrow account, including the number of shares and the conditions upon which they have been or will be transferred to you. Additionally update disclosure under the subheading "Amendment to Business Combination Marketing Agreement" to clarify which steps have been taken and which are subject to dispute. File related agreements as exhibits to your registration statement; in this regard we note that only the Amendment is filed as Exhibit 10.7.

                Update disclosure that describes your reporting obligations under the Exchange Act in the future tense, for example on pages 13 ("will report"), 38 ("will be subject"), and 40 ("will not be subject").
 Gast  n Paladini
Moolec Science SA
February 8, 2023
Page 4
                Disclosure on page 39 states that, "Shareholders and investors should not place any reliance on the fact that Nomura has been previously involved with this transaction . .
              . ." Update this statement and the risk factor caption to clarify which transaction is being referenced, given that the business combination has already occurred.

                We note disclosure on page 49 that indicates the parties to the Backstop Agreement entered into a Memorandum of Understanding; please file this as an exhibit to your registration statement.

                Disclosure on page 67 regarding the service agreement with INDEAR states that,
              "The contract is expected to expire in December 2022 after the completion of the project." Update this statement to reflect the current status of the project and the contract. Disclosure regarding the service agreement with Future Foods states that,
              This agreement is effective until December 2022 with the possibility to renew for an additional six-month period." Update this statement to reflect the current status of the agreement. Make appropriate conforming changes to the table on page 68.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Bradley Ecker at (202) 551-4985 or Jennifer Angelini at
(202) 551-
3047 with any questions.



FirstName LastNameGast  n Paladini                              Sincerely,
Comapany NameMoolec Science SA
                                                               Division of
Corporation Finance
February 8, 2023 Page 4                                        Office of
Manufacturing
FirstName LastName